October 17, 1996


Securities and Exchange Commission
Document Control
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   NVESCO Advisor Funds, Inc.
      1933 Act File No.  2-87377
      1940 Act File No.  811-3886
      CIK No.  0000731273
      Post Effective Amendment to Registration Statement on Form N-1A

Ladies and Gentlemen:

On October 16, 1996, INVESCO Advisor Funds, Inc. inadvertently submitted for filing a Rule 485(b) filing (Post-Effective Amendment No. 28 under the Securities Act of 1933 and Amendment No. 29 under the Investment Company Act of
1940) under Rule 486(b). We hereby formally request withdrawal of that filing. Please note that we intend to submit a filing today under Rule 485(b).

If you have any questions or comments, please contact the undersigned at 303-930-6200.


Sincerely,


/s/ Glen A. Payne
-------------------------------
Glen A. Payne
Senior Vice President, Secretary
  and General Counsel